SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period February 1, 2006

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period November 24, 2005 to February 1, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:
Name:	Stephen Foster
Title:	Company Secretary

Date: February 1, 2006

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2006 – 1AWC

Attached are the following documents in relation to Alumina Limited’s Annual Results for the year ended 31 December 2005:

•	Public Announcement

•	Alumina Report

•	December 2005 Preliminary Final ASX Report

Stephen Foster Company Secretary

Alumina Limited

1 February 2006	ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

For release 1 February 2006

Alumina 2005 NPAT $316 million

AWAC expansion projects under way

Highlights:

•	Net profit after tax $316m – in line with 2004

•	Fully franked final dividend 10 cents per share

•	Return on Equity 20.6% (2004 – 22.4%)

•	Underlying earnings after tax $331m – up 11%

•	AWAC 2005 alumina production – up 1%

•	Outlook favourable on production and prices

•	AWAC input costs remain high

•	Progress on AWAC expansion projects

Alumina Limited today announced 2005 Net Profit After Tax of $316 million, in line with 2004. Underlying earnings after tax rose by 11% to $331 million.

Return on Equity of 20.6% was lower than in 2004 (22.4%), reflecting flat profitability and the significant capital expenditure during the year on AWAC growth projects.

Higher realised prices for Alcoa World Alumina and Chemicals (AWAC) sales of alumina and aluminium were offset by higher costs for energy and raw materials, higher maintenance and a stronger average Australian dollar exchange rate. AWAC production of alumina increased by 1%, but fell short of target, as a result of operational issues in the first half of 2005 in Western Australian refineries, lower output from the Suriname refinery, and disruptions from hurricanes in the second half of 2005 to USA and Caribbean refining operations.

Directors declared a fully franked final dividend of 10 cents a share, consistent with the intention to maintain dividends to Alumina shareholders at current levels through the period of substantial investment in AWAC growth projects.

During 2005 the Company and Alcoa implemented a transaction with respect to Alcoa of Australia (AofA). The transaction, which was the subject of a prior ATO ruling, included the declaration by AofA of a special $800 million fully franked dividend (Alumina’s share $320 million), all of which was immediately subscribed for the issue of new shares in AofA. As a result Alumina Limited Directors are confident of the Company’s capacity to declare fully franked dividends at the current level, through until 1Q 2007. The AWAC partners are developing funding plans for future expansion projects under which the Company will be able to meet its capital funding commitments and continue to pay franked dividends.

Alumina’s Chief Executive Officer, John Marlay, commented, “Progress with Alcoa in developing a funding plan to finance these attractive growth projects provides confidence in the future growth potential for AWAC”.

Global aluminium supply was tight throughout 2005, and is expected to remain so through 2006. Aluminium prices strengthened during 2005, with LME prices averaging US86¢/pound (2004 average US78¢/pound) and closing the year at US103¢/pound. AWAC’s average realised price for alumina increased to US$239/tonne (up 15%) and for aluminium to US89¢/pound (up 14%).

AWAC alumina production in 2005 was 13.7 million tonnes (13.6 million tonnes in 2004). Aluminium production in 2005 was 377,000 tonnes (2004 – 385,000 tonnes).

AWAC production costs for alumina rose by US$26/tonne, principally due to higher input costs for energy, caustic soda, purchased bauxite, freight, increased maintenance and a higher A$ exchange rate. AWAC anticipates those costs to remain under pressure in 2006.

Alumina production is targeted to increase in 2006 with the full commissioning of the Pinjarra project during quarter 2 and quarter 3, resolution of production issues at the Suralco refinery and assuming no loss of production due to weather at AWAC’s refineries in the Gulf of Mexico and Caribbean.

AWAC is focused in 2006 on increasing alumina production and improving operating performance, including energy efficiency, lower caustic usage and maintenance efficiency. Costs of raw materials and energy, particularly oil and US gas, are forecast to remain high, which would increase AWAC costs by approximately US$14 per tonne over 2005 levels.

During 2005, AWAC progressed the development of attractive growth projects to add low cost refinery capacity:

•	In Brazil – a 2.1 million tonne capacity expansion of the Alumar refinery at Sao Luis, with AWAC holding a 54% share, is underway. This project has been approved by the Alumar consortium partners, and early site and construction works have commenced. AWAC has also commenced the development of the AWAC wholly-owned Juruti bauxite mine, with an initial production capacity 2.6 million tonnes to supply the AWAC share of the Alumar refinery expansion. Both projects are planned to be ready for commissioning during 2008.

•	In Jamaica – the first phase of construction of a 1.5 million tonne expansion of the Jamalco refinery to increase capacity to 2.8 million tonnes per annum has commenced. AWAC’s interest in Jamalco will increase from 50% to 77% on completion. A gas supply contract to support conversion of the refinery energy supply from oil to gas is being finalised. The expansion project is targeted for completion in mid 2008.

Mr Marlay said, “The outlook is for continued strong demand and favourable market fundamentals in 2006 for alumina and aluminium. Alumina Limited is well placed to participate in this growth and profit from these market conditions”.

Alumina Limited is a leading Australian company listed on the ASX and the NYSE. Our strategy is to invest world-wide in bauxite mining, alumina refining and selected aluminium smelting operations through our 40% ownership of AWAC, the world’s largest alumina business. Our partner, Alcoa, owns 60% of AWAC, and is the manager.

	2005	2004
Profit after tax ($m)	315.6	316.4
Underlying earnings after tax ($m) [1]	331.3	299.7
Dividends declared (cents/share)	20	20

[1]	See page 2 of the Company’s December 2005 Preliminary Final ASX Report for a reconciliation of Net Profit After Tax to Underlying Earnings After Tax

Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2004.

Further information:

Media, Analyst and Shareholder Contact:

Ken Dean

Chief Financial Officer

Phone: (03) 8699 2603

Mobile: 0400 131 937

ALUMINA LIMITED

Diagram of AWAC Operations	2
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	3
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	4
Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows	5
Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit	6

PAGE – 1

Diagram of AWAC Operations

PAGE – 2

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss ¤

US$ Millions (US GAAP) 100%	Full Year 2004	1st Half 2005	2nd Half 2005	Full Year 2005
Sales and Operating Revenue	2,435.6	1,369.7	1,487.0	2,856.7
Revenue from Related Parties	1,396.4	802.4	840.7	1,643.1

Total Revenue	3,832.0	2,172.1	2,327.7	4,499.8

Cost of Goods Sold and Operating Expenses	(2,673.7)	(1,579.9)	(1,696.2)	(3,276.1)
Selling, Administration and Other Expenses	(79.6)	(40.2)	(40.5)	(80.7)
Provision for Depreciation, Depletion and Amortisation	(185.7)	(97.9)	(98.9)	(196.8)
Interest Expense	(2.3)	(1.8)	(0.8)	(2.6)
Other Income	34.3	11.4	13.2	24.6
Restructuring and other charges	(38.8)	(5.2)	(4.3)	(9.5)

Total Expenses	(2,945.8)	(1,713.6)	(1,827.5)	(3,541.1)

Profit before Taxes on Income	886.2	458.5	500.2	958.7
Provision for Taxes on Profit	(297.5)	(149.2)	(164.7)	(313.9)
Profit from Operations	588.7	309.3	335.5	644.8
Less Minority Interests	(0.2)	—	—	—
Cumulative effect of accounting change	—	—	(0.2)	(0.2)

Net Income	588.5	309.3	335.3	644.6

Members’ Equity
Opening Balance at Start of Period	2,533.5	2,820.0	2,960.3	2,820.0

Net Income	588.5	309.3	335.3	644.6
Capital Contribution *	22.3	19.2	1.9	21.1
Dividends Paid and Return of Capital to Partners *	(382.6)	(168.7)	(13.4)	(182.1)
Other Comprehensive Income/(Loss)	58.3	(19.5)	(30.1)	(49.6)

Closing Balance at End of Period	2,820.0	2,960.3	3,254.0	3,254.0

¤	Unaudited

*	In addition, a dividend of A$800 million was paid by Alcoa of Australia, and the same amount was also subscribed for new shares in Alcoa of Australia.

PAGE – 3

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet ¤

US$ Millions (US GAAP) 100%	31 December 2004	30 June 2005	31 December 2005
Cash and Cash Equivalents	226.5	140.0	229.3
Receivables from Customer	457.4	479.2	476.6
Inventories	365.5	460.0	423.2
Prepaid Expenses and Other Current Assets	121.2	206.7	267.8

Total Current Assets	1,170.6	1,285.9	1,396.9

Property Plant & Equipment	2,509.8	2,628.8	2,849.2
Investments	165.8	164.3	187.7
Other Assets and Deferred Charges	526.1	571.8	607.8

Total Non-Current Assets	3,201.7	3,364.9	3,644.7

Total Assets	4,372.3	4,650.8	5,041.6

Short Term Borrowings	106.2	147.0	123.6
Accounts Payable	549.7	617.2	675.6
Taxes Payable	219.0	203.4	227.8
Other Current Liabilities	59.7	120.8	155.1

Total Current Liabilities	934.6	1,088.4	1,182.1

Long Term Debt	12.2	0.4	—
Deferred Taxes	222.6	226.1	213.7
Other Long Term Liabilities	382.9	375.6	391.8

Total Non-Current Liabilities	617.7	602.1	605.5

Total Liabilities	1,552.3	1,690.5	1,787.6

Minority Interest	—	—	—
Equity	2,820.0	2,960.3	3,254.0

Total Liabilities & Equity	4,372.3	4,650.8	5,041.6

¤	Unaudited

PAGE – 4

Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows ¤

US$ Millions (US GAAP) 100%	Full Year 2004	1st Half 2005	2nd Half 2005	Full Year 2005
Operating Activities
Net Income	588.5	309.3	335.3	644.6
Adjustments to Reconcile Net Income to Cash from Operations
Depreciation, Amortisation and Impairment	185.7	97.9	98.9	196.8
Other Items*	(113.4)	(93.1)	(35.4)	(128.5)

Cash from Operating Activities	660.8	314.1	398.8	712.9

Financing Activities
Dividends Paid & Return of Capital to Partners	(321.3)	(168.7)	(13.4)	(182.1)
Change in Debt	(21.2)	21.3	(3.9)	17.4
Other	34.3	19.2	(10.3)	8.9

Cash Used for Financing Activities	(308.2)	(128.2)	(27.6)	(155.8)

Investing Activities
Capital Expenditure	(332.2)	(252.6)	(273.9)	(526.5)
Sale of Investments	123.4	—	—	—
Other	(22.9)	(14.7)	(3.4)	(18.1)

Cash Used for Investing Activities	(231.7)	(267.3)	(277.3)	(544.6)

Effect of Exchange Rate Changes on Cash	7.3	(5.1)	(4.6)	(9.7)

Cash Generated / (Used)	128.2	(86.5)	89.3	2.8

Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	98.3	226.5	140.0	226.5
Cash and Cash Equivalents at End of Period	226.5	140.0	229.3	229.3

Net Change in Cash and Cash Equivalents	128.2	(86.5)	89.3	2.8

¤	Unaudited

*	Other Items consists of net movement in working capital and other non-current assets and liabilities

PAGE - 5

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit ¤

	Full Year 2004	1st Half 2005	2nd Half 2005	Full Year 2005
USD Profit Before Taxes on Income (US GAAP)	886.2	458.5	500.2	958.7
Less: USD AIFRS Adjustments	(91.1)	33.5	(37.5)	(4.0)
Total USD Profit Before Taxes (AIFRS)	795.1	492.0	462.7	954.7

Total AUD Profit Before Taxes (AIFRS)	1,080.5	636.7	616.0	1,252.7

Alumina Limited Share of Equity Profit Before Tax	432.2	254.7	246.4	501.1

Less: Share of Equity Income Tax Expense	(148.7)	(82.5)	(81.5)	(164.0)

Alumina Limited Share of Equity Profit After Tax	283.5	172.2	164.9	337.1

¤	Unaudited

PAGE - 6

December 2005 Preliminary Final ASX Report - 1

Alumina Limited - ABN 85 004 820 419

Financial Year ended 31 December 2005 (“Current Period”)

Results for Announcement to the Market

	% change	$A million
Profit from ordinary activities after tax attributable to members	In line	315.6
NET PROFIT FOR THE PERIOD ATTRIBUTABLE TO MEMBERS OF ALUMINA LIMITED	In line	315.6

Dividends

	Current Period Year ended 31 December 2005		Previous Corresponding Period Year ended 31 December 2004
Final dividend per share	10	¢	10	¢
Franked amount per share	10	¢	7.5	¢
Record date for determining entitlements to the dividend is 10 February 2006.

This year end report is to be read in conjunction with the most recent annual financial report.

December 2005 Preliminary Final ASX Report - 2

Condensed consolidated income statement

	Total $A million
	Year ended 31 Dec 2005	Year ended 31 Dec 2004
Interest revenue	4.0	8.9

Revenue from ordinary activities	4.0	8.9
Share of net profit of associates accounted for using the equity method [1]	337.1	283.5

[1] Twelve months to 31 December 2004 includes a loss of $28.0m on sale of Specialty Chemical assets held directly by AWAC entities (refer Other income - Note 3).
Other income (refer Note 3)	—	44.5
General and administrative expenses	(10.2)	(8.7)
Borrowing costs	(15.3)	(8.1)

Profit from ordinary activities before tax	315.6	320.1
Income tax (expense)/credit on ordinary activities	—	(3.7)

Net profit for the period attributable to members of Alumina Limited	315.6	316.4

Earnings per share (EPS)

	Year ended 31 December 2005		Year ended 31 December 2004
Basic EPS	27.1	¢	27.2	¢
Diluted EPS	27.1	¢	27.2	¢

Underlying Earnings

	Year ended 31 December 2005	Year ended 31 December 2004
Net profit for the period, after tax	315.6	316.4
Non-operating non-cash items:
Retirement benefit obligations	(7.2)	10.9
Embedded derivatives *	22.9	—
Sale of Specialty Chemical assets (refer Note 3)	—	(11.4)

Underlying earnings for the period, after tax	331.3	315.9

*	The mark-to-market valuation, based on the forward aluminium price, of embedded derivatives within AWAC energy supply contracts.

December 2005 Preliminary Final ASX Report - 3

Condensed consolidated balance sheet

	31 December 2005 $A million	31 December 2004 $A million
Current Assets
Cash and cash equivalents	15.2	117.9
Receivables – other	0.5	0.8
Deferred tax assets	2.1	2.1
Other assets	0.5	—

Total current assets	18.3	120.8

Non-current Assets
Investments accounted for using the equity method	1,994.9	1,702.1
Other property, plant and equipment (net)	0.3	0.3

Total non-current assets	1,995.2	1,702.4

Total assets	2,013.5	1,823.2

Current Liabilities
Payables	3.1	2.4
Interest bearing liabilities	478.7	397.9
Provisions	0.1	0.1
Other	1.2	10.7

Total current liabilities	483.1	411.1

Non-current Liabilities
Provisions	0.2	0.2

Total non-current liabilities	0.2	0.2

Total liabilities	483.3	411.3

Net assets	1,530.2	1,411.9

Equity
Contributed equity	415.7	404.1
Treasury shares	(0.6)	(0.6)
Reserves:
- Group	41.4	52.6
- Associates	37.5	2.4
Retained profits:
- Group	608.7	441.5
- Associates	427.5	511.9

Total equity	1,530.2	1,411.9

December 2005 Preliminary Final ASX Report - 4

Condensed consolidated statement of changes in equity

	Year ended 31 Dec 2005 $A million	Year ended 31 Dec 2004 $A million
Total equity at the beginning of the year	1,411.9	1,307.0

Adjustment on adoption of AASB 132, AASB 139 and AASB 2, net of tax:

Reserves	35.4	1.6

Treasury shares	—	(0.6)
Exchange differences on translation of foreign operations	(11.5)	1.3

Net income recognised directly in equity	23.9	2.3

Profit for the year	315.6	316.4

Total recognised income and expense for the year	339.5	318.7

Transactions with equity holders in their capacity as equity holders:

Contributions of equity, net of transaction costs	11.6	19.3

Dividends provided for or paid	(232.8)	(233.1)

	(221.2)	(213.8)

Total equity at the end of the year	1,530.2	1,411.9

December 2005 Preliminary Final ASX Report - 5

Condensed consolidated statement of cash flows

	Year ended 31 Dec 2005 $A million	Year ended 31 Dec 2004 $A million
Cash Flows Related to Operating Activities
Payments to suppliers and employees (inclusive of goods and service tax)	(14.3)	(13.5)
GST refund received	0.5	0.3
Dividends received from associates	95.9	160.4
Interest received	4.5	8.6
Borrowing costs paid	(14.3)	(7.8)
Income taxes refunds	0.1	0.5
Other	(0.4)	—

Net cash inflow from operating activities	72.0	148.5

Cash Flows Related to Investing Activities
Payments for investment in associates	(8.2)	(41.1)
Proceeds from sale of Specialty Chemical assets directly held by Alumina and its subsidiaries	—	109.0
Proceeds from share premium reduction in associate	—	2.0
Other	—	3.5

Net cash (outflow) / inflow from investing activities	(8.2)	73.4

Cash Flows Related to Financing Activities
Proceeds from issues of shares	11.6	19.3
Proceeds of borrowings	52.8	10.1
Repayment of borrowings	—	(64.7)
Dividends paid	(232.8)	(233.1)

Net cash (outflow) from financing activities	(168.4)	(268.4)

Net (Decrease)/Increase in Cash and cash equivalents	(104.6)	(46.5)
Cash at beginning of period	117.9	165.3
Exchange rate adjustments	1.9	(0.9)

Cash and cash equivalents at end of period	15.2	117.9

Reconciliation of Cash
Reconciliation of cash at the end of the period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:
Cash on hand and at bank	15.2	17.7
Money market deposits (with maturity on investment three months or less)	—	100.2

Cash assets	15.2	117.9
Bank overdraft	—	—

Total cash and cash equivalents at end of period	15.2	117.9

Non-cash investing and financing activities
Dividend received from associate *	320.0	—
Investment in associate *	(320.0)	—

*	During 2005 Alcoa of Australia, of which Alumina Limited owns 40% declared a special dividend of A$800 million (Alumina Limited share A$320 million), all of which was immediately subscribed to Alcoa of Australia for the purchase of new shares.

December 2005 Preliminary Final ASX Report - 6

Notes to the condensed financial statements

1. Summary of significant accounting policies

These financial statements Have been prepared in accordance with the historical cost convention and the accounting policies described below.

(a) Basis of preparation the financial report

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (AIFRS)

This financial report has been prepared in accordance with AIFRS. AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements.

Financial statements of Alumina Limited until 31 December 2004 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Alumina Limited financial report for the year ended 31 December 2005, management has amended certain accounting, valuation and consolidation methods applied in previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures have been restated to reflect these adjustments. The Group has exercised the exemption available under AASB 1 to apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement only from 1 January 2005.

Reconciliations and descriptions of the effect of the transition from previous AGAAP to AIFRS on the Group’s equity and its net income are given in note 16.

(b) Principles of consolidation

(i) Subsidiaries

The consolidated financial report is prepared on a consolidated entity basis for Alumina Limited (parent entity) and the entities it controls (controlled entities). AIFRS defines controlled entities as existing where the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. All material controlled entities in the consolidated entity are companies. The economic entity consisting of Alumina Limited and its controlled entities is referred to in the financial report as ‘the Group’. In preparing the consolidated financial statements, the effects of all transactions between entities within the Group are eliminated in full, including unrealised profits and losses on transactions with associates accounted for on an equity basis.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

The allocation of profits, reserves and capital to outside equity interests is disclosed separately without any adjustments being made, except where the allocation of the outside equity share of losses would exceed the outside equity interest in capital and other reserves. In this case, the excess is borne by the parent entity shareholders until it is considered likely that the outside equity interest will make good the losses.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

December 2005 Preliminary Final ASX Report - 7

Notes to the condensed financial statements (continued)

(ii) Associates

Associates are those entities over which the consolidated entity exercises significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. Under this method, the consolidated entity’s share of the post-acquisition profits or losses of associates is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in consolidated reserves.

The Group’s share of the retained profits of associated entities is not available for payment of dividends to shareholders of Alumina Limited, except to the extent that those profits are received as dividends from the associated entities concerned and such dividends do not represent a recoupment of the cost of the investments concerned.

Accounting policies adopted by associated entities are generally consistent with those of the Group but, where necessary, the results of associated entities are restated in order to comply with the accounting policies of the Group. Any remaining differences would not materially affect the amounts reflected in the consolidated results of the Group.

Interests in companies which the Group does not control and over which it does not exercise significant influence are included in the accounts as investments, initially recorded at cost. Dividends receivable are taken into profits of the investing entity on the date of declaration.

The Group does not use the cost method to account for any entities in which it holds greater than 20% ownership.

(c) Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the income tax rate applicable in each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and changes attributable to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences using the balance sheet liability method, at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax assets or liabilities. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The company is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries. The implementation date for the tax consolidated group was 1 January 2004. The head entity recognises all of the current tax assets and liabilities of the tax-consolidated group (after elimination of intra-group transactions). Current tax liabilities and assets of wholly-owned subsidiaries are recorded in “other trade payables/receivables” to reflect that the transactions giving rise to the tax are in the subsidiaries. The tax-consolidated group has entered into a tax funding agreement that requires wholly-owned subsidiaries to make contributions to the head entity of 100% of current tax assets and liabilities arising from external transactions. The contribution is recorded as an intercompany receivable / payable.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

The company completed a detailed review of the tax bases and carrying value of its investment in associates and concluded that recognition of deferred taxes was not required at transition.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Additional income taxes that arise from the payment of dividends are recognised at the same time as the liability to pay the related dividend.

December 2005 Preliminary Final ASX Report - 8

Notes to the condensed financial statements (continued)

(d) Foreign Currency Translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Australian dollars, which is Alumina Limited’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are initially translated into Australian currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Controlled foreign entities

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the translation reserve in shareholders’ equity. When a foreign operation is sold or borrowings are repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Property, plant and equipment

Owned Assets

Items of property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Leased Assets

The company leases office facilities under an operating lease agreement. Payments made under this agreement are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

(f) Receivables

All trade debtors are recognised at amortised cost less provision for doubtful debts, which in practice will equal the amounts receivable upon settlement. Collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivable. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(g) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

December 2005 Preliminary Final ASX Report - 9

Notes to the condensed financial statements (continued)

(h) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(i) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange, unless the published market price is an unreliable indicator of fair value and other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to note 1(j) (i)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(j) Intangible assets and expenditure carried forward

(i) Goodwill

Business combinations prior to 1 January 2004

Alumina has elected not to apply AASB 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to AIFRS (1 January 2004). Alumina has applied the same classification as used under its previous GAAP financial report. There were no assets and liabilities recognised under previous GAAP that did not qualify for recognition as an asset or liability under AIFRS. There were no resulting changes in the subsequent measurement of some assets and liabilities on the transition to AIFRS. The carrying amount of goodwill in the opening AIFRS balance sheet shall be its carrying amount under previous GAAP at the date of transition to AIFRS. There were no adjustments required to goodwill in the opening AIFRS balance sheet.

Business combinations since 1 January 2004

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

December 2005 Preliminary Final ASX Report - 10

Notes to the condensed financial statements (continued)

(k) Depreciation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land and investment properties) over its expected useful life to the consolidated entity.

Office furniture	8 years

Computers and other office equipment	4 years

(l) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the amortised cost (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(m) Borrowing costs

Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method and certain foreign exchange differences arising from foreign currency borrowings and are recognised in the income statement as incurred.

(n) Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial period and which are unpaid. These amounts are unsecured and are usually paid within thirty days of recognition.

(o) Revenue

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid.

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date the entity’s right to receive payments is established.

(p) Employee benefits

(i) Salaries and annual leave

Liabilities for salaries and annual leave are recognised in current provisions (i.e. expected to be settled in 12 months), and are measured as the amount unpaid at reporting date at expected pay rates in respect of employees’ services up to that date, including related on-costs.

(ii) Long service leave

Long service leave is an additional form of compensated leave to which Australian employees become entitled after a qualifying period of generally ten years of continuous service. It accrues at the rate of 1.3 weeks leave per year of service.

A liability for long service leave is recognised in non current provisions (i.e. not expected to be settled within 12 months), and is measured as the present value of future payments based on expected pay rates in respect of services provided by employees up to the reporting date, including related on-costs. Those expected future payments are discounted at the rates or rates equalling the yield at the balance sheet date on government bonds that have maturity dates approximating to the terms of the Group’s obligations.

(iii) Share-based payments

Share-based compensation benefits are provided to employees via the Alumina Employee Share Plan.

The market value of shares issued to employees, under the employee share plan as part of their remuneration packages, is recognised as an employee benefits expense with a corresponding increase in equity when the employee becomes entitled to the shares.

Prior to the demerger of WMC Limited certain employees of WMC Limited had been granted options over the company’s shares as part of their remuneration packages. Those options are treated in these accounts as described below.

December 2005 Preliminary Final ASX Report - 11

Notes to the condensed financial statements (continued)

Shares options granted before or after 7 November 2002 and vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares options granted after 7 November 2002 and vested after 1 January 2005

The fair value of options granted is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the option holders become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

(iv) Superannuation

Since 27 July 2001 until 30 June 2005, all employer contributions and the ongoing management of employees’ superannuation entitlements have been managed by the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund. Alumina employees are members of a sub-plan of the WMC Superannuation Plan, created specifically for Alumina. The plan is an accumulation category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account. Members also have the option to make voluntary contributions to their account. Employer contributions to these funds are recognised as an operating cost.

From 1 July 2005 employees have been entitled to choose an alternative superannuation fund to receive and manage the Group’s 9% contributions on their behalf. Where no such choice has been made, employer contributions continue to be made into a superannuation account vested in the name of the employee within the WMC Superannuation Plan, which provides lump sum benefits on retirement, permanent disability, death, resignation and retirement.

(v) Defined Benefit Plans

Alumina Limited’s associates have defined benefit plans in place. The associates’ net obligation in respect of defined benefit plans, is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The discount rate is the yield at the balance date on government bonds that have maturity dates approximating the terms of the associated entity’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

In any case when the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

Where actuarial gains and losses are recognised, they are recognised in earnings of the associates.

When the calculation results in plan assets exceeding liabilities to the group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

December 2005 Preliminary Final ASX Report - 12

Notes to the condensed financial statements (continued)

(q) Derivatives

From 1 January 2004 to 31 December 2004

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139.

Adjustments on transition date: 1 January 2005

The valuation of derivative transactions complies with AASB 132 and AASB 139 which stipulates measurement on a fair value basis. Changes in fair value are either taken to the income statement or an equity reserve. At the date of transition changes in the carrying amounts of derivatives are taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

From 1 January 2005

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The relationship between hedging instruments and hedged items is documented at the inception of the transaction, including the Group’s risk management objective and strategy for entering and maintaining the hedge transaction. The Group also documents its assessment, both at hedge inception and on an outgoing basis, of whether the derivatives used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair value or cash flows of hedged items.

Cash flow hedge

The portion of a gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised immediately in the income statement.

Embedded Derivatives

Under AIFRS, sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. AIFRS requires the future purchases under these contracts to be marked-to-market at each balance date on the basis of the year-end LME aluminium price and future prices derived from that year-end price. The embedded derivative in relevant AWAC contracts has been assessed and marked to market on the balance date. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates. Such amounts are removed from Net Profit for the Period to derive the Company’s measure of Underlying Earnings.

(r) Dividends

Provision is made for the amount of any dividend declared on or before the end of the year but not distributed at balance date.

December 2005 Preliminary Final ASX Report - 13

Notes to the condensed financial statements (continued)

(s) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(t) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(u) Provisions

Provisions for legal claims and service warranties are recognised when the Group has a present legal or constructive obligation as a result of past events and, it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

AWAC is required to rehabilitate bauxite mines and refineries upon cessation of operations.

Closedown and restoration costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. Closedown and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs.

The costs are estimated on the basis of a closure model. The cost estimates are calculated annually during the life of the operation to reflect known developments, and are subject to regular reviews.

The amortisation or unwinding of the discount applied in establishing the net present value of provisions is charged to the profit and loss account in each accounting period. The amortisation of the discount is shown as a financing item. Other movements in the provisions for closedown and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to lives of operations and revisions to discount rates are capitalised within fixed assets. These costs are then depreciated over the lives of the assets to which they relate.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the outstanding continuous rehabilitation work at each balance date. All costs of continuous rehabilitation work are charged to the provision as incurred.

December 2005 Preliminary Final ASX Report - 14

Notes to the condensed financial statements (continued)

(v) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w) Rounding of amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission (ASIC), relating to the ‘rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or in certain cases, the nearest dollar.

December 2005 Preliminary Final ASX Report - 15

2. Consolidated retained profits

	Year ended 31 Dec 2005 $A million	Year ended 31 Dec 2004 $A million
Retained profits at the beginning of the financial period	953.4	870.1
Net profit attributable to members of Alumina Limited	315.6	316.4
Dividends and other equity distributions provided for or paid	(232.8)	(233.1)

Retained profits at the end of financial period	1,036.2	953.4

3. Other income

* Profit on sale of Specialty Chemical assets held by Alumina and its subsidiaries (refer below)	—	43.4
Foreign exchange gains	—	1.1

	—	44.5
Sale of Specialty Chemical assets
Proceeds from sale of investments in Specialty Chemical assets directly held by Alumina and its subsidiaries	—	109.0
Cost of investments sold in Specialty Chemical assets directly held by Alumina and its subsidiaries [1]	—	(65.6)

* Profit on sale of Speciality Chemicals assets held by Alumina and its subsidiaries (per note 3 above)	—	43.4
Share of equity loss on sale of Speciality Chemical assets (held directly by AWAC)	—	(28.0)
Income Tax Expense	—	(4.0)

Profit on sale after equity losses held by AWAC (after tax)	—	11.4

[1]	Includes goodwill of $22.4 million

December 2005 Preliminary Final ASX Report - 16

4. Income Tax

	Year ended 31 Dec 2005 $A million	Year ended 31 Dec 2004 $A million
Profit from ordinary activities before tax	315.6	320.1
Add/(less): Shortfall/(surplus) of equity share of profits over dividends received	78.8	(123.1)

	394.4	197.0

Prima facie tax expense for the period at the rate of 30%	(118.3)	(59.1)

The following items caused the total charge for income tax to vary from the above:
Rebateable and exempt dividends	415.9	160.4
Non-assessable capital gains *	—	43.4
Deductible expenses against which no income was earned to claim deduction	(21.5)	(8.2)

Net movement	394.4	195.6

Tax effect of the above adjustments at 30%	118.3	58.7
Withholding tax	—	(1.1)
Attribution income tax on Specialty Chemical asset sale	—	(4.0)
Tax losses from prior years brought to account	—	1.8

Consequent reduction in charge for income tax	118.3	55.4

Income tax expense for the period	—	(3.7)

*	Gain on sale of Specialty chemicals assets held by Alumina’s foreign subsidiaries is exempt from Australian capital gains tax.

5. Earnings per share (EPS)

	Year ended 31 Dec 2005		Year ended 31 Dec 2004
Calculation of basic and fully diluted EPS in accordance with AASB 1027: Earnings per Share
Earnings in cents per ordinary share
Basic EPS	27.1	¢	27.2	¢
Diluted EPS	27.1	¢	27.2	¢
Weighted average number of shares outstanding during the year used in the calculation of earnings per share
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	1,164,075,671		1,161,164,129
Effect of options	637,553		897,367

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in the calculation of diluted earnings per share	1,164,713,224		1,162,061,496

December 2005 Preliminary Final ASX Report - 17

6. Net tangible asset backing per security

	Year ended 31 Dec 2005 $A million	Year ended 31 Dec 2004 $A million
Net tangible asset backing per ordinary security	$1.06	$0.96

7. Details of entities over which control has been lost or gained

There was no loss or increased control of entities for the year ended 31 December 2005.

8. Dividends

A final dividend has been declared payable on 31 March 2006

Record date to determine entitlements to the dividend is 10 February 2006

Franking account balance as at 31 December 2005 was $93.5 million (2004: $1.9 million)

9. Amount per share

	Year ended 31 Dec 2005		Year ended 31 Dec 2004
Final dividend per share (cents)
Amount per share	10	¢	10	¢
Franked amount per share at 30% tax rate	10	¢	7.5	¢

10. Total dividend on all shares

	Year ended 31 Dec 2005 $A million	Year ended 31 Dec 2004 $A million
Interim dividend paid on ordinary shares	116.4	116.1
Final dividend to be paid on ordinary shares	116.6	116.3

Total	233.0	232.4

11. Details of aggregate share of results of associates

	Year ended 31 Dec 2005 $A million	Year ended 31 Dec 2004 $A million
Alumina’s share of associates:
Profit from ordinary activities before income tax	501.1	460.2
Income tax on ordinary activities	(164.0)	(148.7)

Share of net profit of associates accounted for using the equity method	337.1	311.5
Loss on Sale of Specialty Chemicals Assets directly held by AWAC subsidiaries (net of tax)	—	(28.0)

Share of net profit of associates accounted for using the equity method attributable to members of Alumina Limited	337.1	283.5
Dividends received/receivable by Alumina Limited	(415.9)*	(160.4)

(Shortfall)/surplus of equity share of profits over dividends received	(78.8)	123.1

*	Dividends received include a dividend of $320m, this dividend was invested in Alcoa of Australia in return for the issue of new shares

December 2005 Preliminary Final ASX Report - 18

12. Material interests in entities which are not controlled entities

The economic entity has an interest in the following entities:

	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit
	Year ended 31 Dec 2005	Year ended 31 Dec 2004	Year ended 31 Dec 2005 $A million	Year ended 31 Dec 2004 $A million
Equity accounted associates and joint venture entities
AWAC	40%	40%	337.1	283.5

13. Ratios

	Year ended 31 Dec 2005%	Year ended 31 Dec 2004%
Profit after tax/equity interests (annualised)
Consolidated net profit from ordinary activities after tax attributable to members as a percentage of members’ equity at the end of the period	20.6	22.4
Underlying profit after tax/equity interests (annualised)
Underlying net profit from ordinary activities after tax attributable to members as a percentage of members’ equity at the end of the period	21.7	22.4

December 2005 Preliminary Final ASX Report -19

14.	Issued and quoted securities at end of current period

Category of Securities	Number issued	Number quoted	Issue price per share ($)
Ordinary shares
Fully paid	1,165,645,648	1,165,645,648
Partly paid	Nil	Nil
Ordinary Shares -
Changes during current period:
Increase in fully paid shares following:
(i) exercise of options*	2,534,600	2,534,600	Various

Unquoted employee options to acquire fully paid ordinary shares *	Number issued	Number Quoted	Exercise Price	Expiry Date
	1,971,100	Nil	$5.02	30 November 2006
Issued during the current period	Nil
Exercised during the current period *	1,209,300	Nil	$4.04	18 December 2005
	1,325,300	Nil	$5.02	30 November 2006

	2,534,600

Expired/lapsed during the current period *	Nil

*	Options granted prior to the demerger of WMC Limited to certain employees as part of their remuneration packages

15.	Segment Information

Business Segment

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The company predominately operates in the alumina/aluminium business through its equity interests in AWAC. Refer to Directors’ Report for further explanation.

December 2005 Preliminary Final ASX Report -20

16.	Explanation of transition to Australian equivalents to IFRS

(1)	Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS)

(a)	At the date of transition to AIFRS: 1 January 2004

	Notes to the Reconciliation	Previous AGAAP $A million	Effect of transition to AIFRS $A million	AIFRS $A million
Current Assets
Cash and cash equivalents		165.3	—	165.3
Receivables – other		4.0	—	4.0
Deferred tax assets	4 (d)	4.1	0.7	4.8
Other		0.3	—	0.3

Total current assets		173.7	0.7	174.4

Non-current Assets
Investments accounted for using the equity method	4 (b), (f),(g)	1,625.0	(17.5)	1,607.5
Other property, plant and equipment (net)		0.4	—	0.4

Total non-current assets		1,625.4	(17.5)	1,607.9

Total assets		1,799.1	(16.8)	1,782.3

Current Liabilities
Payables		3.2	—	3.2
Interest bearing liabilities		467.0	—	467.0
Current tax liabilities		2.5	—	2.5
Provisions		0.1	—	0.1
Other		2.3	—	2.3

Total current liabilities		475.1	—	475.1

Non-current Liabilities
Provisions		0.2	—	0.2

Total non-current liabilities		0.2	—	0.2

Total liabilities		475.3	—	475.3

Net assets		1,323.8	(16.8)	1,307.0

Equity
Contributed equity		384.8	—	384.8
Reserves:
- Group	4 (a), (b), (g), (f)	131.0	(80.3)	50.7
- Associates	4 (b)	—	1.4	1.4
Retained profits:
- Group	4 (b), (i)	400.3	81.0	481.3
- Associates	4 (i)	407.7	(18.9)	388.8

Total equity		1,323.8	(16.8)	1,307.0

December 2005 Preliminary Final ASX Report -21

16.	Explanation of transition to Australian equivalents to IFRS (continued)

(1)	Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS) (continued)

(b)	At the end of the last reporting period under previous AGAAP: 31 December 2004

	Notes to the Reconciliation	Previous AGAAP $A million	Effect of transition to AIFRS $A million	AIFRS $A million
Current Assets
Cash and cash equivalents		117.9	—	117.9
Receivables – other		0.8	—	0.8
Deferred tax assets	4 (d)	—	2.1	2.1
Other	4 (e)	0.6	(0.6)	—

Total current assets		119.3	1.5	120.8

Non-current Assets
Investments accounted for using the equity method	4 (b)(c),(f),(g)	1,721.7	(19.6)	1,702.1
Other property, plant and equipment (net)		0.3	—	0.3

Total non-current assets		1,722.0	(19.6)	1,702.4

Total assets		1,841.3	(18.1)	1,823.2

Current Liabilities
Payables		2.4	—	2.4
Interest bearing liabilities		397.9	—	397.9
Provisions		0.1	—	0.1
Other		10.7	—	10.7

Total current liabilities		411.1	—	411.1

Non-current Liabilities
Provisions		0.2	—	0.2

Total non-current liabilities		0.2	—	0.2

Total liabilities		411.3	—	411.3

Net assets		1,430.0	(18.1)	1,411.9

Equity
Contributed equity		404.1	—	404.1
Treasury shares	4 (e)	—	(0.6)	(0.6)
Reserves:
- Group	4 (a), (b),(f),(g)	133.2	(80.6)	52.6
- Associates	4 (b)	—	2.4	2.4
Retained profits:
- Group	4 (i)	358.5	83.0	441.5
- Associates	4 (i)	534.2	(22.3)	511.9

Total equity		1,430.0	(18.1)	1,411.9

December 2005 Preliminary Final ASX Report -22

16.	Explanation of transition to Australian equivalents to IFRS (continued)

(1)	Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS) (continued)

(c)	Adjustments on transition to AASB 132 Financial Instruments: Disclosures and Presentation and AASB 139 Financial Instruments: Recognition and Measurement: 1 January 2005

	Notes to the Reconciliation	31 December 2004 $A million	Adjustment $A million	1 January 2005 $A million
Current Assets
Cash and cash equivalents		117.9	—	117.9
Receivables – other		0.8	—	0.8
Deferred tax assets		2.1	—	2.1
Other		—	—	—

Total current assets		120.8	—	120.8

Non-current Assets
Investments accounted for using the equity method	4 (h)	1,702.1	2.1	1,704.2
Other property, plant and equipment (net)		0.3	—	0.3

Total non-current assets		1,702.4	2.1	1,704.5

Total assets		1,823.2	2.1	1,825.3

Current Liabilities
Payables		2.4	—	2.4
Interest bearing liabilities		397.9	—	397.9
Provisions		0.1	—	0.1
Other		10.7	—	10.7

Total current liabilities		411.1	—	411.1

Non-current Liabilities
Provisions		0.2	—	0.2

Total non-current liabilities		0.2	—	0.2

Total liabilities		411.3	—	411.3

Net assets		1,411.9	2.1	1,414.0

Equity
Contributed equity		404.1	—	404.1
Treasury shares		(0.6)	—	(0.6)
Reserves:
- Group		52.6	—	52.6
- Associates	4 (h)	2.4	2.1	4.5
Retained profits:
- Group		441.5	—	441.5
- Associates		511.9		511.9

Total equity		1,411.9	2.1	1,414.0

December 2005 Preliminary Final ASX Report - 23

16. Explanation of transition to Australian equivalents to IFRS (continued)

(2)	Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRS (AIFRS)

(a)	Reconciliation of profit for the year ended 31 December 2004

	Notes to the Reconciliation		Previous AGAAP $A million	Effect of transition to AIFRS $A million	AIFRS $A million
Interest revenue			8.9	—	8.9

Revenue from ordinary activities			8.9	—	8.9
Share of net profit of associates accounted for using the equity method	4	(b),(c),(g),(f)	286.9	(3.4)	283.5
Other income	4	(a)	47.9	(3.4)	44.5
General and administrative expenses	4	(b)	(8.4)	(0.3)	(8.7)
Borrowing costs			(8.1)	—	(8.1)

Profit from ordinary activities before tax			327.2	(7.1)	320.1
Income tax on ordinary activities	4	(d)	(5.1)	1.4	(3.7)

Net profit for the period attributable to members of Alumina Limited			322.1	(5.7)	316.4

(3)	Reconciliation of cash flow statement for the year ended 31 December 2004

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

(4)	Notes to the reconciliations

(a)	Foreign currency translation reserve: cumulative translation differences

The Group has elected to apply the exemption in AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve are deemed to be zero at the date of transition to AIFRS. The effect is:

(i) At 1 January 2004

For the Group the balance of the $80.2 million credit in the foreign currency translation reserve is reduced to zero. Retained earnings are increased by this amount.

(ii) At 31 December 2004

For the Group the balance of the $82.4 million credit in the foreign currency translation reserve is reduced to a credit of $1.3 million, representing the movement in the translation reserve for 2004. Retained earnings are increased by this amount.

(iii) For the year ended 31 December 2004

AIFRS requires the cumulative translation reserve to be recycled through the income statement on the disposal of a foreign operation when the gain or loss on disposal is recognised. Given that Alumina Limited sold its investment in the Specialty Chemical assets, there is an impact of $3.4 million for the comparative period, and $0.9 million against retained earnings.

December 2005 Preliminary Final ASX Report - 24

16. Explanation of transition to Australian equivalents to IFRS (continued)

(b)	Share-based payments

Under AASB 2 Share-based Payment from 1 July 2004 the Group is required to recognise an expense for those performance rights that were issued to employees under the Alumina Employee Share Plan after 7 November 2002 but had not vested by 1 January 2005 and for two significant share based payment schemes in place in AWA Atlantic. The effect of this is:

(i) At 1 January 2004

For the Group there has been a decrease in retained earnings of $1.3 million and a corresponding increase in reserves. For the group there has also been an increase in Alumina’s investment in associates and a corresponding increase in retained earnings of $11.9 million.

(ii) At 31 December 2004

For the Group there has been an increase in retained earnings of $2.3million, a corresponding increase in reserves of $2.9 million and an increase in Alumina’s investments in associates of $5.2 million.

(iii) For the year ended 31 December 2004

For the Group there has been an increase in employee benefits expense of $0.3 million and a decrease in Alumina’s share of net profits of associates accounted for under the equity method of $7.9 million.

(c) Business combinations

Under AASB 3, amortisation of goodwill is prohibited, and replaced by impairment testing performed at least annually. Previously, goodwill was amortised on a straight line basis over 20 years. AASB 3 requires prior period information, presented as comparative information, to be restated as if the requirements of this Standard had always applied. The treatment of past business combinations (business combinations that occurred before the date of transition to Australian equivalents to IFRS) would be restated to comply with AASB 3. Goodwill at transition date (1 January 2004) is fixed and used as deemed cost given that the exemption option in AASB 3 not to restate past business combinations is taken. The effect of this is:

(i) At 1 January 2004

There is no effect on the Group.

(ii) At 31 December 2004

For the Group there has been an increase in Alumina’s Investments in associates of $16.2 million. Retained earnings also increased by this amount.

(iii) For the year ended 31 December 2004

For the Group there has been an increase in Alumina’s share of net profits of associates accounted for under the equity method of $16.2 million.

(d)	Deferred tax assets

Under AASB 112, a deferred tax asset shall be recognised for the carry forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilised. The effect of this is:

(i) At 1 January 2004

For the Group, $2.4 million of Group losses will be recognised as a deferred tax asset of $0.7 million.

(ii) At 31 December 2004

For the Group, $7.1 million of Group losses will be recognised as a deferred tax asset of $2.1 million.

(iii) For the year ended 31 December 2004

For the Group, there has been recognition of $4.8 million of Group losses resulting in a deferred tax asset of $1.4 million with a resulting decrease in income tax expense.

December 2005 Preliminary Final ASX Report - 25

16. Explanation of transition to Australian equivalents to IFRS (continued)

(e)	Treasury shares

Under AASB 132, if an entity reacquires its own equity instruments those instruments (treasury shares) shall be deducted from equity. Alumina Limited had purchased shares for its long term incentive plan and classified the cost as other assets. Under AIFRS, a separate component in equity is required to disclose treasury shares. The effect of this is:

(i) At 1 January 2004

There is no effect on the Group.

(ii) At 31 December 2004

For the Group there has been a decrease in other current assets of $0.6 million and a corresponding decrease in equity.

(iii) For the year ended 31 December 2004

There is no effect on the Group.

(f)	Retirement benefit obligations

Alcoa of Australia and AWA Atlantic are both sponsors of superannuation plans with defined benefit entitlements. Under previous AGAAP, cumulative gains and losses on the defined benefit section were not recognised on the balance sheet by Alumina Limited.

At the date of transition, a liability is recognised in the provision for employee benefits. It is measured as the difference between the present value of the employees’ accrued benefits at that date and the net market value of the superannuation fund’s assets at that date.

Alumina Limited will early adopt AASB 119 using the “full recognition of actuarial gains and losses through profit” approach. The effect of this is:

(i) At 1 January 2004

For the Group, there has been a decrease in Alumina’s investments in associates of $1.1 million with a resulting decrease in equity.

(ii) At 31 December 2004

For the Group, there has been a decrease in Alumina’s investments in associates of $11.9 million with a resulting decrease in equity.

(iii) For the year ended 31 December 2004

For the Group there has been a reduction in Alumina’s share of net profits of associates accounted for under the equity method of $10.9 million.

(g)	Asset retirement obligations

The provisions for dismantling, removal and restoration of each refinery owned by Alumina’s associates are required to be recalculated in the light of AASB 116 and AASB 138. This will impact the associates property, plant and equipment, accumulated depreciation, deferred tax balances and provisions at transition date. The effect of this is:

(i) At 1 January 2004

For the Group, there has been a decrease in Alumina’s investments in associates of $28.2 million with a resulting decrease in equity.

(ii) At 31 December 2004

For the Group, there has been a decrease in Alumina’s investments in associates of $29.1 million with a resulting decrease in equity.

December 2005 Preliminary Final ASX Report - 26

16. Explanation of transition to Australian equivalents to IFRS (continued)

(iii) For the year ended 31 December 2004

For the Group there has been a decrease in Alumina’s share of net profits of associates accounted for under the equity method of $0.9 million.

(h)	Financial instruments

The Group has elected to apply the exemption from restatement of comparatives for AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement. It has therefore continued to apply the previous AGAAP rules to derivatives, financial assets and financial liabilities and also to hedge relationships for the comparative periods. The adjustments required for differences between AGAAP and AASB 132 and AASB 139 have been determined and recognised at 1 January 2005. Refer to section 1 of this note and note 1 for further details.

(i)	Retained earnings

The effect on retained earnings of the changes set out above are as follows:

	Notes		1 January 2004 $A million	31 December 2004 $A million
Foreign currency translation reserve	(a	)	80.5	81.4
Share-based payments	(b	)	10.6	2.2
Business combinations	(c	)	—	16.2
Deferred tax assets	(d	)	0.7	2.1
Retirement benefit obligations	(f	)	0.5	(10.3)
Asset retirement obligations	(g	)	(30.2)	(30.9)

			62.1	60.7

Attributable to:
Retained profits-Group			81.0	83.0
Retained profits-Associates			(18.9)	(22.3)

			62.1	60.7

17. Contingent Liabilities

There were no changes to contingent liabilities at the date of the 2004 annual report and none have been recognised in 2005.

18. Events occurring after the balance sheet date

There have been no significant transactions or events since 31 December 2005.

December 2005 Preliminary Final ASX Report - 27

Directors’ Report

The Directors of Alumina Limited present their comments on the consolidated entity consisting of Alumina Limited and the entities it controlled at the end of, or during, the year to 31 December 2005.

Directors

The following persons were Directors of Alumina Limited during the year and up to the date of this report.

D M Morley

J Marlay

P A F Hay

R J McNeilly

M R Rayner (Alternate R D J Davies until 31 October 2005, Alternate K A Dean from 1 November 2005)

Basis of financial report preparation

This financial report is for the year ended 31 December 2005 and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4E.

The majority of accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period except for those revised to comply with Australian International Financial Reporting Standards (AIFRS).

Comments are for the twelve months ended 31 December 2005 with comparatives for the twelve months ended 31 December 2004 shown in parentheses. The 2004 results have been restated to comply with AIFRS. Comparative information is reclassified where appropriate to enhance comparability.

Review of Performance

The financial results for Alumina Limited include the full year results of AWAC and associated corporate activities.

The Group’s net profit attributable to Alumina Limited amounted to $315.6 million ($316.4 million). The prior year net profit includes a profit of $11.4 million from the sale by AWAC of its Specialty Chemical business. Higher alumina and aluminium prices were offset by higher energy and raw materials prices, higher maintenance costs and a stronger average Australian dollar. In addition, the scheduled major overhaul of the Anglesea power station in the first half of the year increased the cost of aluminium production and reduced Alumina Limited’s net profit by $9 million.

Profits for the period ending 31 December 2004 and 31 December 2005 have been reported in compliance with AIFRS and as such are comparable. The one exception is the treatment of embedded derivatives which, under the new standards’ transition rules, is effective from 1 January 2005 with no adjustment for 2004. A charge against profit of $22.9 million after tax has been recorded at 31 December, which represents the movement since 1 January 2005 in the mark-to-market valuation, based on the forward LME aluminium price, of embedded derivatives within AWAC energy supply contracts.

Underlying earnings for the year increased by 5% to $331.3 million from $315.9 million in 2004. Underlying earnings has been calculated by adding back to reported net profit for the period an amount of $15.7 million relating to the net value of non-cash entries which do not reflect the year’s operations, but relate to mark-to-market valuations of AWAC embedded derivatives and employee retirement benefit obligations.

Return on Equity in 2005 was 20.6% (22.4%). Return on Equity in 2005 was reduced by the impact of the Company’s 40% share of capital investment during the year of US$428 million (Alumina Limited share A$233 million) in AWAC growth projects under construction which have not yet begun to contribute to earnings. The return on equity in 2004 also included an A$11 million profit on the sale of AWAC’s Specialty Chemicals business. Return on Equity, based on Underlying Earnings in 2005, is 21.6% (2004 – 22.4%).

Directors have declared a final dividend of 10 cents per share fully franked (10 cents). The interim and final dividend in respect of 2005 totalled 20 cents fully franked (20 cents franked to 17.5 cents).

December 2005 Preliminary Final ASX Report - 28

Production

AWAC’s alumina production in 2005 was 13.7 million tonnes, compared with 13.6 million tonnes in 2004, with five refineries achieving annual production records.

AWAC’s alumina production in 2005 fell short of target due to the combined impact of production issues in the Australian refineries in the first half of 2005, lower production levels at the Suralco refinery in Suriname, and unscheduled shutdowns at the Jamalco and Point Comfort refineries caused by hurricanes Rita and Wilma. Production at the Suralco refinery (Suriname) fell short of plan due to lower bauxite quality as existing mines approach the end of their productive life and before new mines are brought on stream.

AWAC’s aluminium production in Australia decreased by 2% in 2005 to 377,000 tonnes, due to a power outage at the Portland smelter in November 2005 and the subsequent extended recovery process.

Costs

AWAC’s total cost of sales increased by 23% to US$3,276.1 million (US$2,673.7 million)

The unit cost of alumina production in 2005 was US$26 per tonne higher than in 2004, principally due to higher input costs for energy, caustic soda, purchased bauxite, freight, increased maintenance and a higher A$ exchange rate.

Aluminium unit production costs increased in 2005 by 13% at the Portland and Point Henry smelters due to higher alumina prices and higher power and maintenance costs.

AWAC continues to maintain energy price hedging to reduce volatility in natural gas and fuel oil prices. It is AWAC’s and Alumina Limited’s current practice not to hedge its exposure to aluminium price risk or the currency exposures arising from operating activities.

Alumina’s corporate costs totalled $10.2 million ($8.7 million). Costs were higher principally due to legal and accounting costs associated with the restructure of Alcoa of Australia, accounting costs relating to the introduction of AIFRS, recruitment and staffing costs, offset by a reduction to the Company’s obligations arising from the WMC Resources Ltd Stock Appreciation Plan, which will expire by the end of 2006. Borrowing costs increased in response to additional drawdown of debt and to higher average 2005 interest rates on Alumina’s US$ borrowings.

Market

Growth in demand for aluminium in 2005 was principally due to the growth in domestic aluminium consumption in China. LME aluminium prices were 10% higher, averaging 86 cents a pound (78 cents). Higher aluminium prices in 2005 were in response to the increased demand and higher input costs.

AWAC alumina prices were higher as a consequence, and also as a result of recently negotiated AWAC third party alumina contracts. AWAC’s average 2005 realised third party alumina sales price of US$239/tonne was 15% higher than in 2004. The price of alumina for AWAC long-term contracts increased through 2005 due to higher LME aluminium prices, a tight world-wide supply/demand balance for alumina, and improved alumina contract terms.

The majority of sales of alumina to AWAC customers are on long-term contracts. Alcoa is AWAC’s largest customer, with sales of alumina from AWAC to Alcoa being priced at the average of AWAC’s third party (non-Alcoa) sales. Third party sales include those made to Alumax smelters under a long term contract which had been entered before Alcoa purchased Alumax in 1998.

December 2005 Preliminary Final ASX Report - 29

Currency Exchange Rate Movements

The movement in the year end exchange rate affects the Australian dollar carrying value of US dollar assets held by Alcoa of Australia. The Australian dollar declined by 6% from 78 cents at 31 December 2004 to 73 cents at 31 December 2005, resulting in a balance sheet revaluation which increased Alumina Limited profit by $5.7 million.

Hedging

Alumina Limited and AWAC have no currency or commodity derivatives in place.

Capital Expenditure

AWAC’s capital expenditure was US$608 million in 2005, compared with US$321 million in 2004. Capital expenditure of US$428 million in 2005 for growth projects was predominantly for the Pinjarra refinery upgrade and early work on the Jamalco refinery, Alumar refinery and Juruti bauxite projects. This increase in capital expenditure supports AWAC’s strategy to organically grow low cost refinery capacity to meet increasing alumina demand, and is forecast to continue over the next 3 - 4 years.

In Brazil, a 2.1 million tonne capacity expansion of the Alumar refinery at Sao Luis, with AWAC holding a 54% share, is underway. This project has been approved by the Alumar consortium partners, and early site and construction works have commenced. AWAC has also commenced the development of the AWAC wholly-owned Juruti bauxite mine, with an initial production capacity of 2.6 million tonnes to supply the AWAC share of the Alumar refinery expansion. Both projects are planned to be ready for commissioning during 2008.

In Jamaica, the first phase of construction of a 1.5 million tonne capacity expansion of the Jamalco refinery to increase capacity to 2.8 million tonnes per annum has commenced. AWAC’s interest in Jamalco will increase from 50% to 77% on completion. A gas supply contract to support conversion of the refinery energy supply from oil to gas is being finalised. The expansion project is targeted for completion in mid 2008.

Dividend

Directors have declared a final dividend of 10 cents a share fully franked, payable 31 March 2006. The Company paid a fully franked interim dividend in October 2005 of 10 cents a share. Dividends paid in respect of 2005 therefore total 20 cents (fully franked). In March 2005 the Company paid a final dividend of 10 cents per share in respect of 2004, franked to 7.5 cents.

During 2005 Alcoa of Australia, of which Alumina Limited owns 40%, declared a special fully franked dividend of A$800 million (Alumina Limited share A$320 million), all of which was immediately subscribed to Alcoa of Australia for the purchase of new shares. This transaction, which was the subject of a prior ruling by the Australian Taxation Office, has ensured that Alumina Limited is able to declare dividends, at least at the current levels, on a fully franked basis through until 1Q 2007.

Debt

Alumina’s debt, net of cash, was A$464 million, A$184 million higher than the beginning of the year. Cash and cash equivalents were reduced from A$117.9 million to $15.2 million at the end of 2005. An additional drawdown of borrowings of US$40 million was made during the year. The movement in the A$/US$ exchange rate during the year increased Alumina’s USD borrowings by A$28 million when translated to Australian dollars. Cash dividends received from AWAC in 2005 totalled A$95.9 million, compared with A$160.4 million in the previous period. AWAC has no net debt.

In November, Standard & Poor’s reaffirmed Alumina’s A- debt rating.

The AWAC partners are developing funding plans under which, if agreed, the Company would fund its share of the capital projects and continue to pay franked dividends.

Changes to Contingent Liabilities

There have been no changes to contingent liabilities since the 2004 Annual Report.

December 2005 Preliminary Final ASX Report - 30

Outlook

Global demand for aluminium, and for alumina, is forecast to remain strong through 2006. Aluminium consumption in China, which rose by approximately a million tonnes (16%) in 2005, is expected to continue to grow in response to strong growth in construction, transport infrastructure and industrial production. Strongly growing Chinese demand for SGA is forecast to maintain a tight global supply/demand balance.

AWAC is focused in 2006 on increasing alumina production and operating improvements, including energy efficiency, lower caustic usage and maintenance efficiency.

Costs of raw materials and energy, particularly oil and US gas, are forecast to remain high, which would increase AWAC costs by approximately US$14 per tonne over 2005 levels.

AWAC refining capacity will increase by 657,000 tonnes per year on completion of the commissioning of the Pinjarra refinery efficiency upgrade. AWAC 2006 alumina production is targeted to increase based on the full commissioning of the Pinjarra project during quarter 2 and quarter 3, resolution of production issues at the Suralco refinery and assuming no loss of production due to weather at AWAC’s refineries in the Gulf of Mexico and Caribbean. The substantial majority of AWAC alumina sales are priced by reference to average LME aluminium prices, and will benefit from the high current aluminium market prices through its contractual pricing formulae.

Based on the average aluminium price and exchange rate for 2005, Alumina’s 2006 NPAT sensitivity to a US1 cent movement in the metal price is A$15.0 million and sensitivity to the exchange rate is A$7.2 million for each 1 cent movement, before the impact of any fair value accounting adjustments.

The outlook is for continued strong demand and market fundamentals in 2006 for alumina and aluminium. Alumina Limited is well placed to participate in this growth and profit from these market conditions.

Forward Looking Statements

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC, (b) changes in production costs and production levels or to sales agreements, (c) changes in laws or regulations or policies (d) changes in alumina and aluminium prices and currency exchange rates and (e) the other risk factors summarized in Alumina’s Form 20-F for the year ended 31 December 2004.

December 2005 Preliminary Final ASX Report - 31

Compliance Statement

1.	This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views.

2.	This report gives a true and fair view of the matters disclosed.

3.	This report is based on accounts which are in the process of being audited.

4.	Alumina Limited has a formally constituted Audit Committee.

/S/ JOHN MARLAY
John Marlay
Chief Executive Officer

1 February 2006